February 13, 2007

Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549
Attn: H. Christopher Owings

Re	Handheld Entertainment, Inc.
Post-Effective Amendment No. 1 to Form SB-2 on Form S-3
Filed January 16, 2007
File No. 333-133215

Registration Statement on Form S-3
Filed January 30, 2007
File No. 333-140332

Form 10-QSB for the fiscal quarter ended September 30 2006
Filed November 14, 2006
File No 001-32985

Dear Mr. Owings:

We are securities counsel to Handheld Entertainment, Inc., a Delaware corporation (the “Company”). We hereby submit, on behalf of the Company, responses to the comment letter from the Division of Corporation Finance dated February 12, 2007 relating to the following filings of the Company: (i) Post-Effective Amendment No. 1 to Form SB-2 on Form S-3 (File No. 333-133215), filed January 16, 2007, (ii) Registration Statement on Form S-3 (File No. 333-140332), filed on January 30, 2007, and (iii) Form 10-QSB for the fiscal quarter ended September 30, 2006 (File No. 001-32985), filed November 14, 2006. Our responses are numbered to correspond to the comments of the staff of the Division of Corporation Finance (the “Staff”) and are filed in conjunction with the filings of Amendment No. 1 to the Registration Statement on Form S-3, which amends the Form S-3, and Post-Effective Amendment No. 1 to Form SB-2 on Form S-3.

Post-Effective Amendment No. 1 to Form SB-2 on Form S-3

1. General Instruction I.A.3.(b) of Form S-3 requires that as a condition of using Form S-3 that a registrant has timely filed all required reports during the last twelve months. We note that your current report on Form 8-K filed on July 7, 2006 was filed late. Please note that the safe harbor for Form S-3 eligibility relates to Item 5.02(e) and not item 5.02(c) information. Refer to General Instruction I.A.3(b) of Form S-3 and SEC Release 33-8732A.

Haynes and Boone, LLP 153 East 53rd Street Suite 4900 New York, New York 10022-4636 Phone: 212.659.7300

The information reported under Item 5.02(c) of the Company’s Current Report on Form 8-K, filed on July 7, 2006, was previously reported pursuant to Instruction B.3 of Form 8-K in Amendment No. 2 to the Company’s Registration Statement on Form SB-2 (File No. 333-133550) under the caption “Executive Compensation” within the time period required by Instruction B.1 of Form 8-K. Therefore, the Company believes that it timely satisfied its filing requirements with respect to the events described in the Current Report on Form 8-K filed July 7, 2006, and remains S-3 eligible.

2. We note that you have regained compliance after receiving a notice of delisting from the Nasdaq. In an appropriate section, please update your listing status by discussing why you were in non-compliance with the listing standards and how you were able to regain compliance. Please disclose the date that you regained compliance. In addition, in the Form S-3, we note that you are registering warrants for resale; please disclose in the Form S-3, the market and trading symbol for your warrants.

The Company has added the requested disclosure regarding deficiency notices received from the NASDAQ Stock Market (“NASDAQ”) into the Prospectus Summary. Please note that the Company did not at any time receive a “notice of delisting” from NASDAQ.

The Company has filed an application to list the warrants on the NASDAQ Capital Market. The warrants have not yet been assigned trading symbols, and the Company undertakes to update the disclosure on contained in the Form S-3 by prospectus supplement as soon as trading symbols for the warrants are known.

Incorporation by Reference, page 17

3. Form S-3 requires that you incorporate by reference your latest annual report on Form 10- KSB and all other Section 13(a) or 15(d) reports filed since the end of the fiscal year covered by the Form 10-KSB. Please revise to include the Form 8-K filed on October 31, 2006. In addition, it appears that you have incorporated by reference those reports filed after the date you filed your most recent Form10-KSB, rather than since the end of the fiscal year covered by your Form 10-KSB. It also appears that you have did not incorporate your amended Form 10-QSB filed on July 3, 2006. Please revise or advise.

The Staff's comment is duly noted. The Company has revised the disclosure accordingly.

Haynes and Boone, LLP 153 East 53rd Street Suite 4900 New York, New York 10022-4636 Phone: 212.659.7300

Undertakings, Page II-2

4. Please revise to include the undertakings required by Item 512(a)(l), (e), and (g) of Regulation S-B.

The Staff's comment is duly noted. The Company has included the requested undertakings.

Signatures

5. Please amend your filing to include your controller/principal accounting officer’s signature.

Bill Bush, the Company's Chief Financial Officer, serves as both the principal accounting and financial officer. The Company has revised the signature page accordingly.

Form S-3

6. Please revise this filing to comply with all of the above comments.

The Form S-3 has been revised accordingly as reflected in Amendment No. 1 thereto.

7. Please provide us, with a view toward disclosure in the prospectus, with the total dollar value of the securities underlying the convertible note that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the convertible note).

The Company issued the convertible notes in connection with certain acquisitions. The Company has revised the Prospectus Summary to include brief description of each of the Company’s acquisitions and has added the requested disclosure. Please note that the total dollar value of each convertible note was determined based on the average closing price of the Company’s common stock on the NASDAQ Capital Market for the five (5) most recent days upon which trades were reported prior to the closing date of the acquisition. Please see the chart below for further detail:

Convertible Note	Date of Issuance	Original Principal Amount(1)	Fixed Conversion Price	Number of Shares of Common Stock
Zeus Promotions, LLC, 4.7% Secured Convertible Promissory Note	11/13/2006	$1,000,000	$1.33	757,514	(2)
Aperio Technologies, Inc., 4.9% Convertible Note	12/1/2006	$600,000	$6.34	94,578
John Paul Worsnop, 4.9% Convertible Note	12/15/2006	$800,000	$4.29	186,306

(1) Does not include accrued, but unpaid interest that may be converted into shares of common stock.

(2) Zeus Promotions, LLC converted the note on January 22, 2007. Represents the actual number of shares issued.

Haynes and Boone, LLP 153 East 53rd Street Suite 4900 New York, New York 10022-4636 Phone: 212.659.7300

8. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to “finders” or “placement agents,” and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment. Please do not include any repayment of principal on the convertible notes in this disclosure.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure of the net proceeds to the issuer from the sale of the convertible notes and the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of convertible notes.

The securities offered pursuant this prospectus relate to four separate transactions: (i) the issuance in a private placement to accredited investors of 1,276,667 shares of the Company’s common stock, the $3.50 Warrants and the $4.00 Warrants, (ii) the acquisition of the outstanding membership interests of Dorks, LLC from Zeus Productions, LLC for $500,000 in cash and a five-year $1 million convertible promissory note, (iii) the acquisition of all of the business and assets of FunMansion.com from Aperio Technologies, Inc. for $500,000 in cash and a five-year $600,000 convertible promissory note and (iv) the acquisition of all of the assets and business of YourDailyMedia.com from John Paul Worsnop for $260,000 in cash and a five-year $800,000 convertible promissory note. Each such transaction is more fully described in the Prospectus Summary under the caption “Recent Developments.”

As set forth above and in the prospectus, the convertible promissory notes were issued in connection with the three referenced acquisitions. The Company did not engage in any “sale of convertible promissory notes.” Furthermore, the Company is not obligated to and has not made any payments to any selling stockholder, any affiliate of a selling stockholder, or any person with whom any selling stockholder has a contractual relationship regarding the transactions (including any interest payments, liquidated damages, payments made to “finders” or “placement agents,” and any other payments or potential payments), except as already set forth in the prospectus and reiterated as follows: (i) Zeus Promotions, LLC, Aperio Technologies, Inc. and John Paul Worsnop received the cash portion of the respective purchase prices for each acquisition, (ii) the principal of Zeus Promotions, LLC, John Kowal, has an employment agreement with a subsidiary of Company whereby Mr. Kowal is entitled to a base salary of $20,000 and bonus compensation payable in shares of the Company’s common stock upon meeting certain performance goals, (iii) the principal of Aperio Technologies, Inc., Mary Dunne, has an employment agreement with a subsidiary of the Company whereby Ms. Dunne is entitled to a base salary of $24,000, and (iv) the Company is obligated to pay accrued interest on the convertible notes annually to the extent that such accrued interest is not converted into shares of the Company’s common stock.

Haynes and Boone, LLP 153 East 53rd Street Suite 4900 New York, New York 10022-4636 Phone: 212.659.7300

9. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•  the total possible profit the selling shareholders could realize as a result of the conversion discount for the securities underlying the convertible note, presented in a table with the following information disclosed separately:

• the market price per share of the securities underlying the convertible note on the date of the sale of the convertible note;

• the conversion price per share of the underlying securities on the date of the sale of the convertible note, calculated as follows:

- if the conversion price per share is set at a fixed price, use the price per share established in the convertible note; and

- if the conversion price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion discount rate and the market rate per share on the date of the sale of the convertible note and determine the conversion price per share as of that date;

• the total possible shares underlying the convertible note (assuming no interest payments and complete conversion throughout the term of the note);

• the combined market price of the total number of shares underlying the convertible note, calculated by using the market price per share on the date of the sale of the convertible note and the total possible shares underlying the convertible note;

• the total possible shares the selling shareholders may receive and the combined conversion price of the total number of shares underlying the convertible note calculated by using the conversion price on the date of the sale of the convertible note and the total possible number of shares the selling shareholders may receive; and

• the total possible discount to the market price as of the date of the sale of the convertible note, calculated by subtracting the total conversion price on the date of the sale of the convertible note from the combined market price of the total number of shares underlying the convertible note on that date.

Haynes and Boone, LLP 153 East 53rd Street Suite 4900 New York, New York 10022-4636 Phone: 212.659.7300

If there are provisions in the convertible note that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate. For example, if the conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.

The fixed conversion price of each convertible promissory note and the market price of the Company’s common stock are set forth as follows:

Convertible Note	Date of Issuance	Original Principal Amount	Fixed Conversion Price (1)	Market Price of Common Stock on Date of Issuance
Zeus Promotions, LLC, 4.7% Secured Convertible Promissory Note	11/13/2006	$1,000,000	$1.33	$1.20
Aperio Technologies, Inc., 4.9% Convertible Note	12/1/2006	$600,000	$6.34	$6.30
John Paul Worsnop, 4.9% Convertible Note	12/15/2006	$800,000	$4.29	$4.30

(1) As stated in the Company’s response to Comment 7, the fixed conversion price of each convertible note was calculated based the average closing price of the Company’s common stock on the NASDAQ Capital Market for the five (5) most recent days upon which trades were reported prior to the closing date of each acquisition

As illustrated by the above chart, the fixed conversion price of each convertible note is above or within $0.01 of the market price for the Company’s common stock on the date of issuance. As such, there is no significant conversion discount for the securities underlying the convertible notes. Therefore, the Company does not believe that tabular disclosure illustrating total possible profits the selling stockholders could realize as a result of the conversion discount on the convertible notes is helpful to investors under these circumstances.

The provisions of each convertible note do not allow for any adjustment in the fixed conversion price or the number of shares issuable upon conversion of the note under any circumstances, except for customary adjustments for a recapitalization of the Company’s common stock such as split-ups, split-downs and stock dividends.

Haynes and Boone, LLP 153 East 53rd Street Suite 4900 New York, New York 10022-4636 Phone: 212.659.7300

10. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

• the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders, presented in a table with the following information disclosed separately:

• market price per share of the underlying securities on the date of the sale of that other security;

•  the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

- if the conversion/exercise price per share is set at a fixed price, use the price per on the date of the sale of that other security; and

- if the conversion/exercise proc per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

• the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

• the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

• the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

• the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

The exercise price of each warrant and the market price of the Company’s common stock on the date of issuance is set forth as follows:

Haynes and Boone, LLP 153 East 53rd Street Suite 4900 New York, New York 10022-4636 Phone: 212.659.7300

Warrant	Date of Issuance	Number of Shares Underlying the Warrants	Exercise Price	Market Price of Common Stock on Date of Issuance	Aggregate Discount
$3.50 Warrants	1/17/2007	957,500	$3.50	$3.63	$124,475
$4.00 Warrants	1/17/2007	957,500	$4.00	$3.63	N/A

As demonstrated by the above table, the aggregate discount on the exercise price of the warrants from the market price of the Company’s common stock on the date of issuance for the $3.50 warrants is $124,475 dollars and the $4.00 warrants were issued above the market price. As such, there is no material discount on the exercise price of the warrants from the market price of the Company’s common stock. Therefore, the Company does not believe that tabular disclosure illustrating total possible profits the selling stockholders could realize as a result of the exercise discount on the warrants is helpful to investors under these circumstances.

11. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

• the gross proceeds paid or payable to the issuer in the convertible note transaction;

•  all payments that have been made or that may be required to be made by the issuer that are disclosed in response to comment eight above;
• the resulting net proceeds to the issuer; and

• the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible notes and any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders that is disclosed in response to comment nine and comment ten above.

Haynes and Boone, LLP 153 East 53rd Street Suite 4900 New York, New York 10022-4636 Phone: 212.659.7300

Further, please provide us, with a view toward disclosure in the prospectus − as a percentage − of the total amount of all possible payments as disclosed in response to comment eight and the total possible discount to the market price of the shares underlying the convertible note as disclosed in response to comment nine divided by the net proceeds to the issuer from the sale of the convertible notes, as well as the amount of that resulting percentage averaged over the term of the convertible notes.

Please see the Company’s response to Comment 8, Comment 9 and Comment 10 above. The Company did not receive any cash proceeds from the issuance of the convertible notes as they were issued as partial consideration for acquisitions. Furthermore, as there is no material conversion discount with respect to the convertible notes or warrants, the Company does not believe that tabular disclosure would be relevant or more helpful than what is already in the prospectus.

12.  Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

• the date of the transaction;

• the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

• the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

• the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

• the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

Haynes and Boone, LLP 153 East 53rd Street Suite 4900 New York, New York 10022-4636 Phone: 212.659.7300

• the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

• the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

The table below sets forth prior securities transactions between the issuer and the selling security holders, any affiliates of the selling security holders or any person with whom any selling securityholder has a contractual relationship regarding the securities offered by this registration statement.

Selling Security Holder	Date of Transaction	(1)	(2)	(3)	(4)	(5)	(6)
John S. Lemak	2/10/2006	6,983,191	3,488,409	17,241	0.49%	$2.90	$3.34
Sandor Capital Master Fund L.P.	2/10/2006	6,983,191	3,488,409	137,931	3.95%	$2.90	$3.34
Mara Gateway Associates L.P. (4)	2/10/2006	6,983,191	3,488,409	68,966	1.97%	$2.90	$3.34
Core Fund, L.P. (6)	2/10/2006	6,983,191	3,488,409	120,690	3.46%	$2.90	$3.34
Eight Family Trust, U/T/A 11/8/99, Walter Bilofsky Trustee	2/10/2006	6,983,191	3,488,409	34,483	0.98%	$2.90	$3.34
Elinor C. Ganz IRA Rollover	2/10/2006	6,983,191	3,488,409	34,483	0.98%	$2.90	$3.34
Elinor C. Ganz, TTEE, Susan Ganz Trust dated 9/28/05	2/10/2006	6,983,191	3,488,409	8,620	0.25%	$2.90	$3.34
Ganz Family Foundation	2/10/2006	6,983,191	3,488,409	8,620	0.25%	$2.90	$3.34
Elinor Ganz, TTEE, Amy H. Ganz Trust dated 9/28/1984	2/10/2006	6,983,191	3,488,409	10,344	0.29%	$2.90	$3.34
Alfred Gladstone	2/10/2006	6,983,191	3,488,409	12,931	0.37%	$2.90	$3.34
New Britain Radiological Assoc. 401K Plan, FBO Alfred Gladstone	2/10/2006	6,983,191	3,488,409	8,620	0.25%	$2.90	$3.34
A. Gladstone and P. Bordeau, TTEEs, Gladstone Family Trust dated 8/19/1998	2/10/2006	6,983,191	3,488,409	8,620	0.25%	$2.90	$3.34
New Britain Radiological Assoc. 401K Plan, FBO Alfred Gladstone	2/10/2006	6,983,191	3,488,409	12,931	0.37%	$2.90	$3.34
Aharon & Jennifer Ungar, JT	2/10/2006	6,983,191	3,488,409	17,241	0.49%	$2.90	$3.34
Peddle Partners, LLP	2/10/2006	6,983,191	3,488,409	34,483	0.98%	$2.90	$3.34
Jack W. Kuhn Jr. Revocable Trust, Jack W. Kuhn Jr. Trustee	2/10/2006	6,983,191	3,488,409	34,483	0.98%	$2.90	$3.34
Chocolate Chip Investments LP (8)	2/10/2006	6,983,191	3,488,409	34,483	0.98%	$2.90	$3.34
James Davidson and Dan Callahan IV	2/10/2006	6,983,191	3,488,409	8,620	0.25%	$2.90	$3.34

(1)	Shares of common stock outstanding prior to the transaction.
(2)	Share of common stock outstanding prior to the transaction not held by selling security holders or affiliates of the Company.
(3)	Shares Issued in the Transaction
(4)	Percentage of total issued and outstanding securities that were issued in the transaction
(5)	Price paid for the securities in the transaction
(6)	Last sale price of our common stock on February 12, 2007

13. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing:

• the number of shares outstanding prior to the convertible note transaction that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders;

• the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;

• the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to he held by the selling shareholders or affiliates of the selling shareholders;

• the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and

• the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

Shares outstanding prior to this offering held by persons other than selling security holder and affiliates of the company or selling security holders	7,976,544
The number of shares registered for resale by the selling security holders in prior registration statements	1,190,272
The number of share registered for resale by the selling security holders that continue to be held by the selling security holders or affiliates of the selling security holders	878,021
The number of shares that have been sold in registered resale transactions by the selling security holders	312,251	(1)
The number of shares registered on behalf of the selling security holders in the present transaction	4,322,787	(1)

(1) Based solely on information furnished by our transfer agent, American Stock Transfer and Trust Company.

14. Please provide us, with a view toward disclosure in the prospectus, with the following information:

• whether the Issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities; and

• whether − based on information obtained from the selling shareholders − any of the selling shareholders have an existing short position in the company’s common stock and, if any of the selling shareholders have an existing short position in the company’s stock, the following additional information:

Haynes and Boone, LLP 153 East 53rd Street Suite 4900 New York, New York 10022-4636 Phone: 212.659.7300

- the date on which each such selling shareholder entered into that short position; and

- the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the convertible note transaction and the filing of the registration statement (e.g., before or after the announcement of the convertible note transaction, before the filing or after the filing of the registration statement, etc.).

The Company has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payment on the convertible notes, and as added such disclosure to the prospectus

To the Company’s knowledge, none of the selling stockholders has an existing short position in the Company’s common stock plus there can be no relationship between any short position and the announcement of the convertible note transaction since no such transaction occurred.

15. Please provide us, with a view toward disclosure in the prospectus, with:

• a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) − the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible notes; and

• copies of all agreements between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible notes.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

The Staff's comments are duly noted and it is the Company's view that all necessary descriptions already exist in the prospectus. The Company has also included as exhibits those agreements that were discussed in the prospectus.

16. Please provide us, with a view toward disclosure in the prospectus, with a description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement. In this regard, please ensure that the number of shares registered in the fee table is consistent with the shares listed in the “Selling Shareholders” section of the prospectus.

Haynes and Boone, LLP 153 East 53rd Street Suite 4900 New York, New York 10022-4636 Phone: 212.659.7300

The Staff's comments are duly noted. The total number of shares of the Company's common stock as set forth on the Prospectus Cover Page, which equals 4,322,787 shares, is the same number set forth on the Selling Stockholder Table and the Registration Fee Table, included in the initial filing of the registration statement .

17. With respect to the shares to be offered for resale by each selling security holder that is a legal entity, please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by that shareholder.

The Staff's comments are duly noted and the prospectus has been so revised

Incorporation by Reference, page 20

18. Please revise to include the current reports on Form 8-K filed on February 1, 2006 and February 9, 2006. In the alternative, you may include the language discussed in Telephone Interpretation H.69, Manual of Publicly Available Telephone Interpretations (July 1997).

The Staff's comments are duly note and the prospectus has been so revised.

Form 10-QSB for the fiscal quarter ended September 30, 2006

19. We note that you state that your disclosure controls and procedures were effective in ensuring that material information that you are required to disclose in reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms. In future filings, please revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officer, to allow timely decisions regarding required disclosure.  See Exchange Act Rule 13a-15(e).  Also, please confirm that your disclosure regarding the effectiveness of your disclosure controls are accurate in light of the entire definition of disclosure controls and procedures, or otherwise amend your Form 10-QSB accordingly.

The Staff's comments are duly noted and the Company undertakes to make the requested disclosure in its future filings.  The Company hereby confirms that its referenced disclosures are accurate in light of the entire definition of disclosure controls and procedures.

***

We have carefully reviewed the Staff’s comments and have set forth our responses above. We have incorporated such responses, where applicable, into Amendment No. 1 to the Company’s Registration Statement on Form S-3 and to the Post-Effective Amendment. For your convenience, we have included three (3) copies of both a marked and a clean copy of Amendment No. 1 (File No. 333-140332) and the Post-Effective Amendment (File No. 333-133215).

Haynes and Boone, LLP 153 East 53rd Street Suite 4900 New York, New York 10022-4636 Phone: 212.659.7300

We welcome a further discussion on any of our points addressed within this response letter. Should you have any questions, please contact either the undersigned at (212) 659-4988 or Harvey Kesner at (212) 659-4973.

Sincerely,
/s/ Benjamin S. Reichel
Benjamin S. Reichel, Esq.

Haynes and Boone, LLP 153 East 53rd Street Suite 4900 New York, New York 10022-4636 Phone: 212.659.7300